

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2014

Via E-mail
Calvin A. Wallen, III
President and Chief Executive Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

> **Re:** **Cubic Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 10, 2014**
> **File No. 333-193298**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed December 18, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed November 14, 2013**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 1-34144**

Dear Mr. Wallen:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended June 30, 2013 and any related filings have been resolved.

2.   Please revise your registration statement as necessary to reflect corresponding changes that are made to the disclosures in your periodic and current reports to comply with our comments.

3.   Please revise your filing to disclose the total possible profit the selling shareholders could realize as a result of the exercise price discount for the common stock underlying the Class A warrants. In that regard, we note the exercise price of the Class A warrants as compared to the market price of the common stock on the date you entered into the Warrant and Preferred Stock Agreement.

Risk Factors, page 4

4.   Please provide disclosure regarding the risks relating to the dilutive effect of your outstanding warrants.

Cautionary Notice Regarding Forward-Looking Statements, page 14

5.   Please revise your disclosure to remove any reference to the safe harbors for forward looking statements available under Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions are not available to issuers of penny stock.

Form 10-K for the Fiscal Year ended June 30, 2013

Business, page 1

Recently Completed Financing and Acquisitions, page 1

6.   We note your disclosure indicating that on October 2, 2013 you entered into a Call Option Structured Derivative arrangement with a third party under which you received cash proceeds totaling $35 million. You also indicate that the counterparty has entered into agreements with your subsidiaries Cubic Asset and Cubic Louisiana "contemplating the hedging of hydrocarbons." Please disclose the salient terms of these agreements, such as duration, delivery, performance and settlement provisions, quantities and pricing, and variables that may impact these terms, and any related uncertainties. Please file copies of the written agreements as exhibits to comply with Item 601(b)(10) of Regulation S-K.

Principal Oil and Gas Properties, page 7

7.   Please expand your disclosures of natural gas liquids reserves, production and price that appear throughout your filing, including pages 7, 9, 12, 39 and F-29, to state the net quantities in barrels and the prices in dollars per barrel, to comply with Item 1202(a)(1) of Regulation S-K and FASB ASC paragraph 932-235-50-9.

Oil and Gas Reserves, page 9

8.   Please modify your disclosures on pages 9 and 28 relating to the average price used to calculate reserves, future net revenues and future net cash flows, to clarify whether you have disclosed the prices for each product, including natural gas liquids and oil/condensate, net of adjustments for location and quality differentials, such as transportation, quality, gravity and Btu, as applicable.

9.   We note the tabular disclosure provided on page 9 indicates there was a significant change in proved undeveloped reserves subsequent to June 30, 2012, for which an explanation should be provided to comply with Item 1203(b) of Regulation S-K. This guidance states that you should "[d]isclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted to developed reserves." Please revise your disclosure relating to the material changes in proved undeveloped reserves to present changes relating to such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed.

Please also provide the disclosures required by Item 1203(c) of Regulation S-K, which states that you should "[d]iscuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." Please ensure that your explanations correlate with the change in undeveloped reserves attributable to the conversions shown in your table.

10.   We note you disclose that proved undeveloped reserves at June 30, 2013 represent approximately 90% of your total proved reserves. Please expand your disclosure to explain your development plans sufficiently to understand how you have complied with Rule 4-10(a)(31)(ii) of Regulation S-X in quantifying your reserves. You should also disclose the information required by Item 1203(d) of Regulation S-K, regarding the extent to which any of your proved undeveloped reserves will not be developed within five years of your initial disclosure of these reserves, including the reasons for any exceptions you believe are accommodated under the aforementioned guidance.

Net Production, Sales Prices and Costs, page 12

11.   Please expand your tabular disclosures on pages 12 and 39 to include the production quantities, by final product sold, for each field that contains 15% or more of your total proved reserves to comply with Item 1204(a) of Regulation S-K.

Productive Wells and Acreage, page 12

12.   We note your disclosure on page 9 indicates that approximately 90% of your total proved reserves at June 30, 2013 are proved undeveloped. However, your disclosure on page 12 indicates that none of your leasehold acreage is undeveloped. Please refer to Item

1208(c) of Regulation S-K for guidance relating to the definition of undeveloped acreage, and modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Financial Statements

Note J - Oil and Gas Reserves Information (Unaudited), page F-28

Proved Reserves, page F-29

13.   Please expand the tabular disclosure on page F-29 to separately provide the net quantities of your proved developed and proved undeveloped reserves for each of the periods presented to comply with FASB ASC paragraph 932-235-50-4.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-31

14.   We note language in Exhibit 99.1 indicating that you asked the third party engineer to exclude the costs of abandoning your properties in preparing the estimates of net reserves and future net revenues. Please clarify the extent to which your standardized measure of discounted future net cash flows on page F-32 also excludes future costs associated with the abandonment of your proved properties, which would ordinarily be included as part of the future development costs to comply with FASB ASC 932-235-50-31. Please submit an explanation that includes quantification of the future abandonment costs, reasons for differences between your disclosure and the third party engineer report, and if applicable you view on materiality. If you require further clarification, please refer to the guidance provided by the Division of Corporation Finance to companies engaged in oil and gas producing activities in a letter dated February 4, 2004, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Form 10-Q for the Fiscal Quarter ended September 30, 2013

15.   We note that you have filed a review report issued by your independent public accounting firm on your interim financial statements. Given that your interim report is incorporated by reference into the Form S-8 that you filed on February 24, 2012, you should file as Exhibit 15 a letter from your independent accountant acknowledging the use of their report in this Form to comply with Item 601 of Regulation S-K.

Form 8-K/A Filed December 18, 2013

Exhibit 99.3

Statements of Revenues and Direct Operating Expenses of the Assets of the Acquired Properties

16.   We note that you have presented information about the reserves and standardized measure of discounted future net cash flows pertaining to the Gastar acquisition as of June 30, 2013, rather than December 31, 2012. Please expand your disclosure to include comparable details as of the date of the audited financial information, and a table showing the roll-forward that you performed in arriving at the June 30, 2013 figures. In addition, please file the related reserve report as an exhibit.

17.   We note that you did not obtain reserve reports for the Navasota and Tauren property acquisitions and have not provided the related disclosures that would ordinarily be required under FASB ASC 932-235-50-3 through 50-11, and FASB ASC 932-235-50-29 through 50-36. However, we also note that revenues have been reported for production from these interests in the historical statements and when you describe these transactions, you state that you acquired proven reserves.

        Please explain your method of computing DD&A in your pro forma presentation in Exhibit 99.4, and in your financial statements covering periods subsequent to acquisition, as it relates to production from property interests for which reserves have not been established. Tell us the extent to which you allocated the purchase price for these acquisitions to proved reserves, and explain how you determined the assigned values. Given the accounting and disclosure requirements, if you believe that your filing should not be regarded as materially deficient due to the absence of this reserve information, explain your rationale.

Note 4-Supplemental Financial Information for Natural Gas and Oil Producing Activities (Unaudited)

18.   Please modify your disclosures of proved reserves, changes in reserves, and the prices relating to your natural gas liquids to state the net quantities in barrels and the prices in dollars per barrel to comply with FASB ASC paragraph 932-235-50-9.

19.   Please provide us with the average price by product type before adjustments for differentials used to derive the estimates of proved reserves presented as of June 30, 2012 and 2013. To note, the use of estimates of reserves and future net revenue derived from the NSAI reports without recalculating such information using the average price specific to the 12-month period prior to the ending date of the period would not conform to the requirements set forth for proved reserves under Rule 4-10(a)(22)(v) of Regulation S-X and FASB ASC paragraph 932-235-20. In the case of the June 30, 2012 and 2013 estimates, the price should be determined as the unweighted arithmetic average of the

first-day-of-the-month price for each month within the 12-month period from July through June. If in computing your estimates, you did not apply the appropriate prices, please advise or otherwise amend your filing on Form 8-K to revise your estimates.

<u>Exhibit 99.4</u>

<u>Unaudited Pro Forma Financial Information</u>

20.   Please revise your presentation to show components of the adjustments on a gross basis in the pro forma financial statements or notes, and expand your narratives to further explain how the various adjustments have been computed. Please include sufficient details to understand how the various equity instruments and derivative instruments have been valued.

21.   Please revise your pro forma statements of operations to present in a separate column activity derived from the statements of revenues and direct operating expenses of the acquired properties for the year ended June 30, 2013 and for the three months ended September 30, 2013. In doing so, please include a schedule in the notes to the pro forma financial information that reconciles between this financial information and the corresponding activity in the historical statements of revenues and direct operating expenses for the year ended December 31, 2012 and for the nine months ended September 30, 2013. Please include separate columns for historical amounts, quarterly activity added, and quarterly activity deducted, in arriving at the figures utilized in your pro forma presentation.

22.   Please expand your disclosure pertaining to the pro forma adjustments to include for each acquisition, a table showing how the purchase price was allocated among the net assets acquired and explanation of how you determined fair value.

23.   We note that although you disclose that you issued 98,751.823 shares of Series C Voting Preferred Stock to investors in connection with the other transactions that are depicted, you have not identified the issuance of these shares in your pro forma balance sheet or in the footnotes. Please revise to clarify your handling of this issuance in your presentation, also to explain how these securities have been valued and how the terms providing for redemption at the option of the holder have been taken into account in the valuation and classification.

24.   Please expand your disclosure to include pro forma reserves and pro forma standardized measure of discounted future net cash flows as of June 30, 2013, reflecting your recent acquisitions of producing assets with proved reserves. If you need to reconcile any components from reserve reports that were prepared as of December 31, 2012, please include a separate schedule that accomplishes this objective. The pro forma tabulation should include columns for your historical figures as of June 30, 2013, amounts

pertaining to your acquisitions that have been rolled-forward to that date, and the pro forma figures resulting from the addition of this columnar information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director